UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-35075

Western Copper and Gold Corporation

(Translation of registrant's name into English)

Suite 1200 - 1166 Alberni Street
Vancouver, B.C.  V6E 3ZE

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to our Registration Statement on Form F-10 of Western Copper and Gold Corporation (File No. 333-268467).

SUBMITTED HEREWITH

Exhibit

99.1	Material Change Report, dated April 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN COPPER AND GOLD CORPORATION

Date: April 20, 2023	By:	/s/ Paul West-Sells
	Name:	Paul West-Sells
	Title:	Chief Executive Officer